EXHIBIT 20
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Advanced Technology Laboratories

[ATL] Logo                                                   PRESS RELEASE
                                                     For Immediate Release
                                 Contact:  Anne Bugge, ATL, (206) 487-7081
                                         Jane Hedberg, ATL, (206) 487-7323
                                 Doris Christelis, GTFH PR, (617) 722-9706



            FDA ADVISORY PANEL UNANIMOUSLY RECOMMENDS APPROVAL
                          FOR ATL ULTRASOUND
    Breast Imaging Method Could Significantly Reduce Breast Biopsies

Washington, D.C., December 11, 1995--A U.S. Food and Drug Administration
(FDA) Advisory Committee Panel voted unanimously today to recommend FDA approval of the pre-market approval (PMA) application submitted by ATL (Advanced Technology Laboratories), a Seattle-based medical ultrasound company. ATL's PMA will allow a new clinical application of ultrasound that, in conjunction with mammography, will provide physicians with a high level of confidence in differentiating benign from malignant or suspicious breast lesions, and thereby significantly reduce the need for breast biopsy.

The Advisory Panel recommended approval with the following conditions: labeling be specific to detection of lesions 1 centimeter or larger, unless analysis of study data demonstrates statistical significance in smaller lesions, and that the company also provide training for all clinical users in this new clinical application. The company indicated it would comply with these conditions.

ATL's PMA application was based on the findings of an international multi-center study involving over 1000 women with breast lesions. Clinical investigators found that the number of breast biopsies could be reduced by using ATL's High Definition (TM) digital ultrasound to identify as benign, and therefore not malignant, lesions that were characterized as indeterminate by mammography. In the United States, over 700,000 women undergo breast biopsy each year. Up to 80% of these breast lumps are found to be benign.

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"Ultrasound has been used for many years to differentiate cysts from solid breast masses. Now, the results of this clinical trial show that this technology can differentiate among solid breast masses helping physicians identify those that are benign without surgery or needle biopsy," said Ellen Mendelson, M.D., Director of the Breast Diagnostic Imaging Center at the Western Pennsylvania Hospital, Pittsburgh, and an investigator in the ATL PMA study. "This study represents an important step in women's health care and demonstrates the potential to spare hundreds of thousands of women the physical, emotional and financial costs of surgical breast biopsies," added Dr. Mendelson.

A breast ultrasound examination using the ATL Ultramark(R) 9 HDI(R) (High Definition Imaging) system will help physicians better determine which patients do not require surgical or needle biopsy of a breast lump. The 15-minute, painless ultrasound examination is performed following a diagnostic mammogram of a suspicious breast lesion.

There are two types of biopsy: surgical and needle. The majority of breast biopsies are done surgically and involve removal of a tissue sample averaging
2.4 cubic inches, resulting in both external and internal scarring. Internal scarring can be medically significant because scar tissue can make future mammograms more difficult to interpret.

The FDA accepted the filing of ATL's PMA application in May 1994. The FDA usually follows the recommendation of its advisory panel but is not obliged to do so. If the PMA receives final FDA approval, ATL would be the first medical imaging company to receive PMA clearance for a specific diagnostic claim.

ATL has pioneered all-digital broadband ultrasound technology over the past ten years and launched its High Definition Imaging system in 1991. Last year, the company introduced its fourth-generation all-digital system, the HDI 3000. If the FDA approves the PMA, the company will file a PMA supplement to add this new use to the HDI 3000 system.

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ATL is a worldwide leader in the development, manufacture, distribution and service of diagnostic medical ultrasound systems. Headquartered near Seattle, Washington, the company has achieved revenues of approximately $385 million over the past 12 months. ATL stock is traded on the Nasdaq National Market System under the symbol ATLI.

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